FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: September 11, 2007	/s/ Ron Little Name: Ron Little Title: CEO

Gold Fields Delivers Positive Feasibility Study for Essakane

Annual production of 300,000 oz/yr at less than $300/oz and 15% IRR

Orezone Resources Inc. (OZN: TSX, AMEX) and Gold Fields Ltd (GFI: NYSE, JSE, DIFX) are pleased to announce that a NI 43-101 compliant Definitive Feasibility Study (“DFS”) for the Essakane Project in Burkina Faso, West Africa, has been delivered to Orezone as part of a Shareholders agreement which provides for Gold Fields earning a 60% interest in the Essakane Project upon issuance of this DFS. An executive summary of the study that was prepared by GRD Minproc of South Africa will be filed on SEDAR within the next 30 days. Orezone and Gold Fields have 90 days to review the study prior to a final a production decision being made. The permitting process is already underway in Burkina Faso and all permits including a mining convention are expected to be in place prior to making a production decision before the end of the year.

Highlights of the Feasibility Study

Capital Costs

Capital costs have been estimated at US$346.5 million (+/- 15%) to build a 5.4Mtpa CIL plant that will produce an average of 292,000 ounces of gold per year at an average cash cost of US$298 per ounce over an 8.6 year mine life. The stripping ratio is 3.1:1. Power will be provided by a 32MW HFO and diesel power station with an estimated cost of $0.16 per kwh. Summary of the capital expenditures is in Table 1.

Table 1 Summary of Capital Expenditures
Description	US$M
Water Storage and Infrastructure	14.3
Mine Fleet	49.0
Mining Other (Pre-prod & Infrastructure)	11.8
Process Plant and Ancillaries	111.1
Infrastructure, Accommodation and Roads	18.1
EPCM	15.6
Relocation Costs	18.5
Power Supply and Infrastructure	36.7
Working Capital	17.8
Overburden and Tailing Storage Facilities	17.4
Owner’s Costs	21.9
Contingency	14.3

Total	346.5

Mineral Reserves and Resources

Mineral resources for the Essakane Main Zone have been estimated and constrained within a US$650/oz pit shell as per Table 2. This resource estimate was reviewed by Snowden Mining Industry Consultants (Perth, Western Australia) and was reported in April 2007. It is considered to be compliant with the CIM Definition Standards for NI 43-101 reporting.

For the purposes of the DFS, mine design and production scheduling was completed on a fully optimized US$500/oz design shell using only the Indicated mineral resources. The mineral resources within this design shell are presented in Table 3.

The Probable Mineral Reserves associated with this surface mine design are 46.4Mt with a diluted (mill feed) grade of 1.78g/t. The mineral reserves are based on cutoff grades of 0.52g/t for saprolite, 0.58g/t for saprock, and 0.62g/t for fresh ores. The average metallurgical recovery over the life of mine is estimated to be 94.6%.

Table 2 Mineral Resources Constrained within a $650/oz pit shell reported April 07
	Cut Off Grade	0.50	1.00
Indicated	Tonnes (Mt)	63.2	34.6
	Grade (g/t Au)	1.6	2.3
	Au (Moz)	3.3	2.6

Inferred	Tonnes (Mt)	14.7	8.4
	Grade (g/t Au)	1.7	2.4
	Au (Moz)	0.8	0.7

Table 3 Mineral Resources Constrained within US$500/oz mine design
	Cut Off Grade	0.50	0.80	1.00
Indicated	Tonnes (Mt)	55.0	39.3	32.1
	Grade (g/t Au)	1.7	2.2	2.4
	Au (Moz)	3.1	2.7	2.5

Financial Model

Based on the economic parameters that were determined for the Essakane Project, the surface mine yields average production of 292,000 oz per year for a total of 2,507,000 recovered ounces. Table 4 sets out the financial results using various gold and fuel prices which are the two dominant sensitivities of the project.

Table 4 Summary of Financial Results
Gold Price (US$/oz)	460	580	650	720
Oil Price (US$/bbl)	40	50	60	80
Ounces Recovered (000 oz)	2,507	2,507	2,507	2,507
Avg Annual Production (000 oz)	292	292	292	292
Cash Cost (US$/oz)	269	298	321	356
Total Cash Cost (US$/oz)	418	447	469	505
Total Free Carried Cash Cost (US$/oz)	464	497	521	561
Pre-Tax Project IRR (%)	5.8%	14.8%	18.8%	21.5%

Schedule

Table 5 sets out the project development schedule. Gold Fields has approved a budget of $15million to maintain this schedule up to a production decision by the end of the year.

Table 5 Selected Project Milestones
Task	Date
Grinding mills contract award	31 May 2007
Commence detailed design	02 July 2007
Award the mine village and resettlement housing contracts	15 September 2007
Award the mining fleet purchase order	30 September 2007
Award the contract for the power station	15 September 2007
Commence building the mine village and resettlement houses	08 November 2007
Establish the contractor’s lay-down area	15 January 2008
Commence the plant earthworks	03 April 2008
Complete the mine village houses	22 May 2008
Commence excavation of the off channel storage facility	30 October 2008
Complete the relocation of village houses	27 November 2008
Commence mining activities	02 September 2009
Commission the power station	21 April 2009
Commence ore commissioning	27 October 2009
Handover the plant	14 December 2009

“The completion of a positive feasibility study for Essakane is a defining moment for our company and the country of Burkina Faso”, stated Ron Little, Chief Executive Officer for Orezone. “Should a production decision be made, this will be the largest private capital investments in the history of the country and we are very proud to be a part of this process. We are very pleased with the progress of the project, including the current permitting process with the government, and look forward to working with our partners to bring this project to a development decision in a short time frame”, continued Little.

“The Essakane project is a good asset, both from a technical as well as a financial aspect. We look forward to concluding the permitting process thus enabling further commitments to be made” said Jim Komadina, Senior Vice President, Development Projects for Gold Fields.

The Company is also pleased to announce the promotion of Pascal Marquis from VP Exploration to President, and Stephen (Steve) King from VP Technical Services to VP Exploration. Mr. Marquis has been with Orezone for five years and is credited with advancing Essakane from exploration to the feasibility stage prior to Gold Fields assuming management of the project last year. Niel Marotta, is stepping down as VP Corporate Finance but will maintain a consulting role on the Advisory Committee.

Orezone is an explorer and emerging gold producer that holds a 40% interest in Essakane, the largest gold deposit in Burkina Faso, West Africa. The company has a pipeline of advanced and grassroots projects, all located in politically stable areas of West Africa which is one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little Chief Executive Officer rlittle@orezone.com	Pascal Marquis President pmarquis@orezone.com
Telephone: (613) 241-3699	Toll Free: (888) 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.